August 19, 2013

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On June 4, 2013, Northern Lights Fund Trust III (the "Registrant"), on behalf of its series, The Covered Bridge Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on July 16, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  In the investment objective, it states that the Fund seeks current income and gains with capital appreciation as a secondary objective.  Please revise the disclosure to clarify what “gains” means or delete “gains”.

Response.  The Fund has revised the disclosure as follows:

“The Fund seeks current income and  capital appreciation .”

Comment 2.  In the fee table, there is no line item for acquired fund fees and expenses.  Please supplementally confirm that such expenses will be less than 1 basis point or include acquired fund fees and expenses in the fee table.

Response. The adviser has confirmed to the Registrant that the Fund is not expected to have acquired fund fees and expenses of more than 1 basis point.

Comment 3.  Please confirm supplementally that the contractual expense limitation arrangement described in footnote 2 will be in place for at least one year from the date of the prospectus.

Response.  The Registrant so confirms.

Comment 4.  In principal investment strategies, if the Fund will invest in emerging market securities please add disclosure indicating that the foreign securities in which the fund invests will include emerging markets securities.

Response.  The adviser has confirmed to the Registrant that the Fund is not expected to invest in emerging markets securities as a part of its principal investment strategy.

Comment 5. Please confirm supplementally that the Fund will not invest in derivatives as a part of its principal strategy other than selling options.

Response.  The adviser has confirmed to the Registrant that selling options is the only type of derivative investment the Fund will make as a part of its principal strategy.

How Shares Are Priced

Comment 6.  Please explain supplementally whether the Fund invests in other investment companies given the reference to investments in other investment companies in the discussion of the calculation of net asset value.

Response. The discussion of the calculation of net asset value is meant to describe for investors how net asset value will be calculated in a number of circumstances, including any investments in other investment companies; although, it is not a principal strategy of this Fund.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP